SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Note:  This statement constitutes Amendment No. 4 of the Report on Schedule 13D of the reporting person Liberty Media Corporation.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,255,062,556 shares (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,255,062,556 shares (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,062,556 shares (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 53.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Sole voting power and dispositive power of such shares is held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2)  Includes (x) 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement, (y) 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person, and (z) 92,888,561 shares of Common Stock subject to a Share Repurchase Agreement, dated as of October 9, 2013, between the Reporting Person and the Issuer, as amended (see Item 4).

(3) Based on shares of Common Stock outstanding as of January 31, 2014, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013 and Amendment No. 3 filed with the Commission on January 3, 2014 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.  Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is supplemented by adding the following thereto:

On March 13, 2014, Liberty announced that its board of directors has authorized management to pursue a plan to reclassify its common stock to create two new tracking stock groups, one to be designated the Liberty Media Group and the other to be designated the Liberty Broadband Group, and to distribute subscription rights related to the Liberty Broadband Group (collectively, the “Distribution”). In connection with the Distribution, Liberty’s ownership interest in the Issuer would be attributed to the Liberty Media Group. In light of the Distribution and the proposed modifications to Liberty’s capital structure, Liberty has determined that its previous proposal to the Issuer is no longer applicable. Depending on market conditions, Liberty may engage in further discussions with the Special Committee of the Issuer’s board of directors. In addition, Liberty also announced it intends to sell shares of the Issuer’s common stock remaining to be sold under and pursuant to the Share Repurchase Agreement.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The Reporting Person beneficially owns 3,255,062,556 shares of Common Stock (including (x) 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement, (y) 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person, and (z) 92,888,561 shares of Common Stock subject to the Share Repurchase Agreement), which represent 53.3% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The number of shares deemed outstanding is based upon (x) 6,097,317,573 shares of Common Stock outstanding as of January 31, 2014, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2013. John C. Malone and Gregory B. Maffei beneficially own 267,141 and 393,874 shares of Common Stock, respectively, as of the date hereof, which, with respect to Mr. Maffei, consists of 393,874 stock options exercisable in the next 60 days.

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is amended by removing Exhibits 7(d) and 7(e) thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. (predecessor to the Issuer) and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Assistant Secretary’s Certificate of Liberty Media Corporation (filed as Exhibit 7(b) to the Reporting Person’s Schedule 13D (SEC File No. 005-50791) dated January 22, 2013 and incorporated herein by reference).

7(c)

Share Repurchase Agreement, dated as of October 9, 2013, by and between Liberty Media Corporation and Sirius XM Radio Inc. (predecessor to the Issuer) (filed as Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated October 10, 2013 and incorporated herein by reference).